Exhibit 99.1



<u>For immediate release</u>

**Alcon Receives FDA Approval for Novel
Combination Ear Infection Treatment**

 FORT WORTH, Texas - July 21, 2003 - Alcon, Inc. (NYSE:ACL) has received approval from the U.S. Food & Drug Administration to market **Ciprodex**® Otic for topical treatment of a middle ear infection known as acute otitis media with tympanostomy tubes (AOMT) in children aged six months and older. The FDA also approved Ciprodex Otic for the topical treatment of acute otitis externa (AOE), a common ear infection also known as swimmer's ear. The AOE indication is for pediatric, adult and elderly patients. **Ciprodex**® Otic is the first-ever topical ear infection treatment that combines the potent antibacterial activity of ciprofloxacin with the anti-inflammatory properties of dexamethasone.

     "Targeted topical therapy for ear infections is very effective because higher concentrations of drug can be applied directly to the site of infection," said Peter S. Roland, M.D., Professor and Chairman, Otolaryngology-Head and Neck Surgery, Professor Neurological Surgery, UT Southwestern Medical Center and Chief of Pediatric Otology, Children's Medical Center of Dallas. "Inflammation caused by the infection can prevent the drops from reaching the problem area, interfering with the antibacterial action. A steroid can decrease the inflammatory response accompanying the infection. **Ciprodex**® Otic combines the anti-inflammatory agent dexamethasone with the broad spectrum antibiotic ciprofloxacin, resulting in more clinical cures and greater rates of microbiological eradication."

     Middle ear infections affect millions of children each year, an illness second only to the common cold. Most cases of middle ear infection occur in children less than three years old, a group in which ear tubes, called tympanostomy tubes, are frequently used to ventilate the middle ear. In the U.S., ear tube insertion is the most-common surgical procedure performed in children, with about two million tubes inserted each year.

     "We believe that with this approval, we significantly expand the market opportunity for Alcon," said Mike Hemric, Vice President and General Manager, Pharmaceuticals. "We now have a product that is approved for both AOE and AOMT, and it has been clinically proven to be more effective in treating these infections than leading products on the market today."

     Alcon is the world's leading eye care company and has been dedicated to the ophthalmic industry for more than 50 years. Alcon develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

Ciprodex® is a registered trademark of Bayer AG, licensed to Alcon by Bayer AG.

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__Caution Concerning Forward-Looking Statements.__ This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve

known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: approval of competitive drug applications by the FDA, competition from other drugs already on the market, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle (Alcon Public Relations)
817-551-8058
www.alconinc.com